SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
AMENDMENT NO. 4

3M COMPANY
(Name of Subject Company (Issuer))

3M Company

(Name of Filing Person (Offeror))

Common Stock, $0.01 par value
(Title of Class of Securities)

88579Y101
(CUSIP Number of Class of Securities)

Kevin H. Rhodes
Executive Vice President and Chief Legal Affairs Officer
3M Center, Building 220-9E-02
St. Paul, Minnesota 55144
(651) 733-1110

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Steven A. Rosenblum		Michael J. Aiello
Jenna E. Levine		Eoghan P. Keenan
Wachtell, Lipton, Rosen & Katz		Michelle A. Sargent
51 West 52nd Street		Weil, Gotshal & Manges LLP
New York, New York 10019		767 5th Avenue
Telephone: (212) 403-1000		New York, New York 10153
Facsimile: (212) 403-2000		Telephone: (212) 310-8000
Facsimile: (212) 310-8007

☐         Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 4 amends and supplements the Issuer Tender Offer Statement on Schedule TO filed by 3M Company, a Delaware corporation (“3M”), with the Securities and Exchange Commission (the “SEC”) on August 4, 2022, as amended by Amendment No. 1 to the Issuer Tender Offer Statement, filed with the SEC on August 12, 2022, Amendment No. 2 to the Issuer Tender Offer Statement, filed with the SEC on August 30, 2022 and Amendment No. 3 to the issuer Tender Offer Statement, filed with the SEC on September 1, 2022 (as so amended, the “Schedule TO”).

The Schedule TO relates to the offer to exchange all of the outstanding shares of common stock, par value $0.01 per share (“Garden SpinCo common stock”), of Garden SpinCo Corporation, a Delaware corporation (“Garden SpinCo”), for shares of common stock, par value $0.01 per share (“3M common stock”), of 3M that were validly tendered and not validly withdrawn prior to the expiration of the Exchange Offer (as defined below).  The Exchange Offer expired at 11:59 p.m. New York City time, on August 31, 2022. Following the consummation of the Exchange Offer, on September 1, 2022, Nova RMT Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Neogen Corporation, a Michigan corporation (“Neogen”), merged with and into Garden SpinCo, whereby the separate corporate existence of Merger Sub ceased and Garden SpinCo continued as the surviving corporation and a wholly owned subsidiary of Neogen (the “Merger”).  In the Merger, each outstanding share of Garden SpinCo common stock (except for shares of Garden SpinCo common stock held by Garden SpinCo as treasury stock or by Neogen or Merger Sub, which shares were canceled and ceased to exist, without any consideration being delivered in exchange therefor) converted into the right to receive shares of common stock, par value $0.01 per share, of Neogen (“Neogen common stock”), together with cash in lieu of any fractional shares of Neogen common stock, upon the terms and subject to the conditions described in the Prospectus, dated August 4, 2022 (the “Prospectus”), the Letter of Transmittal and the Exchange and Transmittal Information Booklet, copies of which were attached as Exhibits (a)(i), (a)(ii) and (a)(iii) to the Schedule TO, respectively (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”).  In connection with the Exchange Offer, Garden SpinCo has filed with the SEC, under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 and Form S-1 (Registration No. 333-263669) (as amended, the “Registration Statement”) to register the shares of Garden SpinCo common stock that were offered in exchange for shares of 3M common stock that were tendered in the Exchange Offer. Neogen has filed under the Securities Act a registration statement on Form S-4 (Registration No. 333-263667) to register the shares of Neogen common stock that were issued in the Merger.

This Amendment No. 4 shall be read together with the Schedule TO. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule TO.

Item 4. Terms of the Transactions.

Item 4(a) of the Schedule TO, which incorporates by reference the information contained in the Exchange Offer, is hereby amended and supplemented by adding the following thereto:

Based on the final count by the distribution exchange agent, a total of approximately 203,610,687 shares of 3M common stock were validly tendered and not properly withdrawn in the Exchange Offer, including approximately 1,114,015 shares tendered by odd-lot stockholders. All tenders by odd-lot shareholders were fully accepted in the offer. The remaining validly tendered shares of 3M common stock were accepted in the Exchange Offer on a pro rata basis using the final proration factor of approximately 7.346065%. Shares of 3M common stock that were tendered but not accepted for exchange are expected to be returned to tendering stockholders on or around September 8, 2022.

Under the terms of the Exchange Offer, 108,269,946 shares of Garden SpinCo common stock were available in exchange for shares of 3M common stock accepted in the Exchange Offer. The final exchange ratio for the Exchange Offer was set at 6.7713 shares of Garden SpinCo common stock for each share of 3M common stock validly tendered and not properly withdrawn. In the Merger, each share of Garden SpinCo common stock automatically converted into the right to receive one share of Neogen common stock. Accordingly, 3M stockholders who tendered shares of 3M common stock in the Exchange Offer will receive approximately 6.7713 shares of Neogen common stock (subject to the receipt of cash in lieu of fractional shares) for each share of 3M common stock validly tendered and accepted for exchange. 3M accepted approximately 15,989,536 shares of 3M common stock for exchange in the Exchange Offer.

On September 6, 2022, 3M issued a press release announcing the final results of the Exchange Offer, a copy of which is attached as Exhibit (a)(5)(xxv) hereto and is incorporated herein by reference.

On August 31, 2022, 3M, Garden SpinCo and Neogen entered into Amendment No.1 to that certain Separation and Distribution Agreement, dated December 13, 2021, by and among 3M, Garden SpinCo and Neogen, a copy of which is attached hereto as Exhibit (d)(xi), and is incorporated herein by reference.

On September 1, 2022, in connection with the consummation of the Merger, Neogen, 3M, Garden SpinCo and certain of their subsidiaries, as applicable, entered into certain additional agreements, forms of which (other than for the Real Estate License Agreement) were previously filed on this Schedule TO, including:

•
a Tax Matters Agreement, by and among Neogen, Garden SpinCo and 3M, which governs the parties’ respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the retention of tax records, the control of audits and other tax proceedings and other matters regarding taxes, including cooperation and information sharing with respect to tax matters;

•
an Intellectual Property Cross License Agreement, by and among 3M, Garden SpinCo and 3M Innovative Properties Company, which sets forth the terms and conditions under which Garden SpinCo and 3M each grant and receive licenses to use certain intellectual property owned or controlled by the granting party;

•
a Transitional Trademark License Agreement, by and among Neogen, 3M, Garden SpinCo and 3M Innovative Properties Company, which sets forth the terms and conditions under which Garden SpinCo, Neogen, and their respective affiliates will receive a transitional worldwide, royalty-free and non-exclusive license to continue using certain trademarks owned by 3M (including the “3M” trademark) and 3M Innovative Properties Company;

•
a Transition Services Agreement, by and among Neogen, 3M and Garden SpinCo, which sets forth the terms and conditions upon which 3M will provide certain services to Neogen on a transitional basis following the closing date of the Merger in connection with the operation of the food safety business;

•
a Transition Distribution Services Agreement, by and among Neogen, 3M and Garden SpinCo, which sets forth the terms and conditions under which 3M will act as a limited, non-exclusive distributor of certain food safety business products in certain countries, in order to facilitate the integration of the food safety business with Neogen as the food safety business transitions off of 3M’s distribution channels;

•
a Transition Contract Manufacturing Agreement, by and among Neogen, 3M and Garden SpinCo, which sets forth the terms and conditions under which 3M will provide contract manufacturing services to Garden SpinCo for certain products, including manufacturing and selling to Garden SpinCo certain products that Garden SpinCo would not be able to source readily as of the closing date of the Merger from an alternative provider or contract manufacturer;

•
a Distribution Agreement, by and between 3M and Garden SpinCo, which sets forth the terms and conditions on which Garden SpinCo will manufacture, supply and sell to 3M and 3M will distribute and resell certain Clean-Trace(™) consumable and equipment products; and

•
a Real Estate License Agreement, by and between certain subsidiaries of Neogen and 3M and certain of its subsidiaries, pursuant to which 3M or its applicable subsidiary will provide a license to the applicable Neogen subsidiary so that certain Neogen employees may continue to use certain premises owned or leased by 3M for a limited period following the closing of the transactions while Neogen transitions the operations of the food safety business.

The foregoing descriptions are qualified in their entirety by the full text of the applicable agreements, which are attached as Exhibit (d)(xii) through Exhibit (d)(xix) hereto and incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

Item 8 of the Schedule TO is hereby amended and supplemented as follows:

(b) Securities Transactions.  Based on the information available to 3M as of September 6, 2022, other than with respect to 3M’s employee benefit plans, the following table sets forth the transactions in 3M common stock by directors and executive officers of 3M in the past 60 days:

Name	Date of Transaction	Number and Type of Securities	Price Per Share	Type of Transaction
Michael Eskew	July 29, 2022	311.677 deferred stock units	$140.37	Acquisition of deferred stock units under the terms of 3M’s Compensation Plan for Non-employee Directors and long-term incentive plan
James Fitterling	July 29, 2022	240.436 deferred stock units	$140.37	Acquisition of deferred stock units under the terms of 3M’s Compensation Plan for Non-employee Directors and long-term incentive plan
Muhtar Kent	July 29, 2022	276.057 shares of common stock	$140.37	Acquisition of shares pursuant to 3M’s Compensation Plan for Non-employee Directors and its long-term incentive plan
Michael G. Vale	August 2, 2022	43,705 shares of common stock	$101.49	Acquisition of shares upon exercise of stock options granted under 3M’s long-term incentive plan
Michael G. Vale	August 2, 2022	36,771 shares of common stock	$143.23	Disposition of shares pursuant to a market sale
Zoe L. Dickson	August 4, 2022	2,265 shares of common stock	$101.49	Acquisition of shares upon exercise of stock options granted under 3M’s long-term incentive plan
Zoe L. Dickson	August 4, 2022	2,265 shares of common stock	$144.40	Disposition of shares pursuant to a market sale
John P. Banovetz	August 10, 2022	3,145 shares of common stock	$101.49	Acquisition of shares upon exercise of stock options granted under 3M’s long-term incentive plan
John P. Banovetz	August 10, 2022	3,145 shares of common stock	$150.32	Disposition of shares pursuant to a market sale
Eric D. Hammes	August 17, 2022	3,145 shares of common stock	$101.49	Acquisition of shares upon exercise of stock options granted under 3M’s long-term incentive plan
Eric D. Hammes	August 17, 2022	3,145 shares of common stock	$147.41	Disposition of shares pursuant to a market sale

Item 12(a). Exhibits.

Item 12(a) of the Schedule TO is amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description
(a)(5)(xxv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 6, 2022 (incorporated by reference to 3M’s Form 425 filed with the SEC on September 6, 2022)
(a)(5)(xxv)	Press Release by 3M Company, dated September 6, 2022 (incorporated by reference to 3M’s Form 8-K filed with the SEC on September 6, 2022)
(d)(xi)
Amendment No. 1 to the Separation and Distribution Agreement, dated as of August 31, 2022, by and among 3M Company, Garden SpinCo Corporation and Neogen Corporation (incorporated by reference to Exhibit 2.3 of Neogen’s Form 8-K filed with the SEC on September 1, 2022)

(d)(xii)
Tax Matters Agreement, dated as of September 1, 2022, by and among 3M Company, Garden SpinCo Corporation and Neogen Corporation (incorporated by reference to Exhibit 10.1 of Neogen’s Form 8-K filed with the SEC on September 1, 2022)

(d)(xiii)
Transition Services Agreement, dated as of September 1, 2022, by and among 3M Company, Garden SpinCo Corporation and Neogen Corporation (incorporated by reference to Exhibit 10.4 of Neogen’s Form 8-K filed with the SEC on September 1, 2022)

(d)(xiv)
Transition Distribution Services Agreement, dated as of September 1, 2022, by and among 3M Company, Garden SpinCo Corporation and Neogen Corporation (incorporated by reference to Exhibit 10.5 of Neogen’s Form 8-K filed with SEC on September 1, 2022)

(d)(xv)
Transition Contract Manufacturing Agreement, dated as of September 1, 2022, by and among 3M Company, Garden SpinCo Corporation and Neogen Corporation (incorporated by reference to Exhibit 10.6 of Neogen’s Form 8-K filed with SEC on September 1, 2022)

(d)(xvi)
Intellectual Property Cross-License Agreement, dated as of September 1, 2022, by and between 3M Company and Garden SpinCo Corporation (incorporated by reference to Exhibit 10.2 of Neogen’s Form 8-K filed with the SEC on September 1, 2022)

(d)(xvii)
Trademark Transitional License Agreement, dated as of September 1, 2022, by and among 3M Company, 3M Innovative Properties Company, Neogen Corporation and Garden SpinCo Corporation (incorporated by reference to Exhibit 10.3 of Neogen’s Form 8-K filed with the SEC on September 1, 2022)

(d)(xviii)
Clean-Trace(™) Distribution Agreement, dated as of September 1, 2022, by and between 3M Company and Garden SpinCo Corporation (incorporated by reference to Exhibit 10.7 of Neogen’s Form 8-K filed with the SEC on September 1, 2022)

(d)(ix)
Real Estate License Agreement, dated as of September 1, 2022, by and among certain subsidiaries of Neogen Corporation, 3M Company and certain of its subsidiaries (incorporated by reference to Exhibit 10.8 of Neogen’s Form 8-K filed with the SEC on September 1, 2022)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

3M COMPANY

By:	/s/ Michael M. Dai
	Name:	Michael M. Dai
	Title:	Vice President, Associate General Counsel and Secretary

Dated: September 6, 2022